Exhibit 99.(a)(1)(B)

Memorandum

To:	Employees

From:	Chris Smith

Date:	December 19, 2002

Subject:	Stock Option Offer to Exchange

Tularik is pleased to announce that its Board of Directors has approved management’s proposal to allow eligible employees the opportunity to exchange outstanding stock options granted with exercise prices per share greater than or equal to $14.00, under Tularik’s 1997 Equity Incentive Plan for replacement options to purchase shares of Tularik’s Common Stock. This is a one-time opportunity designed to improve performance incentives for our employees and thereby maximize stockholder value. The key features of this offer are summarized below.

Please also read the distributed Offer to Exchange and Summary of Terms of Option Exchange it their entirety, because the information in this memorandum is not complete and does not contain all of the information relevant to your decision whether or not to participate in this offer.

Tularik is offering its employees and those of its subsidiaries, who are not executive officers, the opportunity to exchange eligible options on a one-for-one (1:1) basis. Thus, for those employees who elect to participate in the offer, on July 18, 2003 (or a later date if the offer is extended), Tularik will grant you a replacement option covering the same number of shares of common stock as were covered by the options that you exchanged.

There are certain other conditions to exchanging your options that are set forth in detail in the Offer to Exchange and accompanying documents. In particular, if you elect to exchange any eligible option, the entire option must be exchanged. In addition, you must be continuously employed by Tularik or one of its subsidiaries through the date of grant of the replacement options in order to receive any replacement grant.

Your replacement options will be granted on July 18, 2003 (or a later date if the offer is extended) with an exercise price equal to the closing price of Tularik’s common stock on the day prior to the date of grant. Please note that for accounting purposes we must wait six months and one day after you exchange your options to grant you the replacement options. This also means that if you accept this offer the Company cannot grant you any new options between January 17, 2003 and July 18, 2003. Your replacement options will all be nonqualified stock options and will have a new vesting schedule equal to that number of months that remained on the vesting schedule of exchanged options on January 17, 2003 (rounded down one month if an Exchanged Option has accrued at least two weeks of vesting for the month prior to the Exchange Date), plus six months. The replacement options will be unvested at grant and will vest in equal monthly installments over the new vesting period. However, the replacement options will not be exercisable until six months after their grant. The replacement options will expire approximately ten years from the grant date of the replacement options so long as you remain continuously employed by Tularik or its subsidiaries.

Program participation is entirely voluntary, and although our Board of Directors has approved this offer, Tularik makes no recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether to tender your options. Participation involves certain risks that are discussed in the documents to be distributed to you. Tularik is making this offer upon the terms and subject to the conditions described in the offer to exchange and accompanying documents. You should carefully read the distributed materials and understand all aspects of the exchange offer before deciding whether to participate. In addition, we recommend that you consult with your tax and financial advisors before you make your decision regarding participation.

If you decide to participate in this offer, please follow the procedures outlined in the distributed documents. The Offer to Exchange is a topic for discussion at today’s scheduled meeting for South San Francisco employees, and we will hold additional meetings for other employees in the coming days. Details about these meetings will be distributed prior to each meeting. If you have any questions about this offer please email your questions to Chris Smith at smith@tularik.com or Brandy Garduno at bgarduno@tularik.com. Alternatively, you may reach Chris Smith via telephone at (650) 825-7395 or Brandy Garduno at (650) 825-7206.